Filed by The Managers Funds (File No. 811-03752)

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Allianz Funds (Series: Allianz CCM Capital Appreciation Fund,

Allianz CCM Focused Growth Fund

and Allianz CCM Mid-Cap Fund) (File No. 811-06161)

ALLIANZ FUNDS

Supplement dated May 6, 2010

to the Statutory Prospectus for Class A, B, C and R Shares of Allianz Funds

Dated November 1, 2009

Disclosure Relating to Allianz CCM Capital Appreciation Fund,

Allianz CCM Focused Growth Fund and Allianz CCM Mid-Cap Fund (the “CCM Funds”)

BOARD APPROVAL OF REORGANIZATIONS OF THE CCM FUNDS

INTO NEWLY-CREATED SERIES OF THE MANAGERS FUNDS

The Board of Trustees of Allianz Funds (the “Trust”) has approved an Agreement and Plan of Reorganization pursuant to which each CCM Fund would be reorganized with and into a corresponding, newly-created series (each a “New Fund”) of The Managers Funds (each a “Reorganization”). The Reorganizations are the result of the exercise of a Call Agreement, which was initially entered into in connection with the prior sale of Cadence Capital Management LLC (“CCM”). The Call Agreement provides CCM the right to identify successor funds and enter into a reorganization agreement with respect to the CCM Funds, as indicated under “Management of the Funds – Sub-Advisers – Cadence” in the Prospectus. CCM has assigned its rights under the Call Agreement to Managers Investment Group LLC (“Managers”), and Managers has exercised such rights. The Managers Funds Board of Trustees has also approved the Reorganizations.

Each Reorganization is subject to the satisfaction of a number of conditions, including approval by the shareholders of the CCM Funds at a special meeting of the shareholders expected to be held in August 2010.

Following the Reorganizations, Managers would serve as investment adviser to the New Funds, and CCM, the current sub-adviser of the CCM Funds, would serve as sub-adviser to the New Funds. Each New Fund will have the same investment objective and substantially similar investment strategies and policies as the corresponding CCM Fund, and its portfolio will be managed by the same CCM personnel involved in the day-to-day management of the corresponding CCM Fund.

In each Reorganization, if various conditions to the closing of the Reorganization are satisfied, the New Fund will receive all of the assets and assume all of the liabilities of the corresponding CCM Fund, and the CCM Fund’s shareholders will receive shares of the New Fund in exchange for their shares of the CCM Fund. Each shareholder will receive shares of the New Fund that are of a share class that is similar to and has the same name as the particular share class of the corresponding CCM Fund held by such shareholder. Each Reorganization is intended to be a tax-free transaction and it is anticipated that no gain or loss will be recognized by shareholders as a result of a Reorganization for U.S. federal income tax purposes. Additionally, CCM Fund shareholders will not incur any sales loads or similar transaction charges as a result of the Reorganizations. It is anticipated that for at least the first two years after the Reorganizations take effect, because of contractual expense limitations that will be implemented by Managers, the expenses each shareholder will bear as a shareholder of a New Fund will be no greater than the expenses such shareholder currently bears as a shareholder of the corresponding CCM Fund.

Each Reorganization, if it is approved by shareholders and all conditions to the closing are satisfied, is expected to occur sometime in the third quarter of 2010, although any Reorganization may be delayed.

No action by shareholders of the CCM Funds is necessary at this time. Additional information, including a description of the applicable Reorganization and information about fees, expenses, risk factors and conditions to closing, will be provided to shareholders of each CCM Fund in a prospectus/proxy statement that is expected to be mailed in June 2010. The prospectus/proxy statement will provide information regarding the date, time and location of the special shareholders meeting at which the Reorganizations will be considered.

Managers is the investment manager and administrator to the Managers Family of Funds. Managers is an independently managed subsidiary of Affiliated Managers Group, Inc. (NYSE:AMG). As of March 31, 2010, the Managers Funds complex had 34 funds and approximately $8.3 billion under management.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of The Managers Funds or the New Funds, nor is it a solicitation of any proxy. To receive a free copy of the prospectus/proxy statement relating to the Reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the Reorganization has been filed with the Securities and Exchange Commission and has become effective, please call 1-800-426-0107. The prospectus/proxy statement will also be available free of charge on the Securities and Exchange Commission’s Web site (http://www.sec.gov). The prospectus/proxy statement will also contain information about persons who may be considered “participants” in the solicitation of CCM Fund shareholders. Please read the prospectus/proxy statement carefully before making any investment decisions.

Filed by The Managers Funds (File No. 811-03752)

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Allianz Funds (Series: Allianz CCM Capital Appreciation Fund,

Allianz CCM Emerging Companies Fund, Allianz CCM Focused Growth Fund

and Allianz CCM Mid-Cap Fund) (File No. 811-06161)

ALLIANZ FUNDS

Supplement dated May 6, 2010

to the Statutory Prospectus for Institutional Class, Class P, Administrative Class

and Class D Shares of Allianz Funds

Dated November 1, 2009

Disclosure Relating to Allianz CCM Capital Appreciation Fund,

Allianz CCM Emerging Companies Fund,

Allianz CCM Focused Growth Fund and Allianz CCM Mid-Cap Fund (the “CCM Funds”)

BOARD APPROVAL OF REORGANIZATIONS OF THE CCM FUNDS

INTO NEWLY-CREATED SERIES OF THE MANAGERS FUNDS

The Board of Trustees of Allianz Funds (the “Trust”) has approved an Agreement and Plan of Reorganization pursuant to which each CCM Fund would be reorganized with and into a corresponding, newly-created series (each a “New Fund”) of The Managers Funds (each a “Reorganization”). The Reorganizations are the result of the exercise of a Call Agreement, which was initially entered into in connection with the prior sale of Cadence Capital Management LLC (“CCM”). The Call Agreement provides CCM the right to identify successor funds and enter into a reorganization agreement with respect to the CCM Funds, as indicated under “Management of the Funds – Sub-Advisers – Cadence” in the Prospectus. CCM has assigned its rights under the Call Agreement to Managers Investment Group LLC (“Managers”), and Managers has exercised such rights. The Managers Funds Board of Trustees has also approved the Reorganizations.

Each Reorganization is subject to the satisfaction of a number of conditions, including approval by the shareholders of the CCM Funds at a special meeting of the shareholders expected to be held in August 2010.

Following the Reorganizations, Managers would serve as investment adviser to the New Funds, and CCM, the current sub-adviser of the CCM Funds, would serve as sub-adviser to the New Funds. Each New Fund will have the same investment objective and substantially similar investment strategies and policies as the corresponding CCM Fund, and its portfolio will be managed by the same CCM personnel involved in the day-to-day management of the corresponding CCM Fund.

In each Reorganization, if various conditions to the closing of the Reorganization are satisfied, the New Fund will receive all of the assets and assume all of the liabilities of the corresponding CCM Fund, and the CCM Fund’s shareholders will receive shares of the New Fund in exchange for their shares of the CCM Fund. Each shareholder will receive shares of the New Fund that are of a share class that is similar to and has the same name as the particular share class of the corresponding CCM Fund held by such shareholder. Each Reorganization is intended to be a tax-free transaction and it is anticipated that no gain or loss will be recognized by shareholders as a result of a Reorganization for U.S. federal income tax purposes. Additionally, CCM Fund shareholders will not incur any sales loads or similar transaction charges as a result of the Reorganizations. It is anticipated that for at least the first two years after the Reorganizations take effect, because of contractual expense limitations that will be implemented by Managers, the expenses each shareholder will bear as a shareholder of a New Fund will be no greater than the expenses such shareholder currently bears as a shareholder of the corresponding CCM Fund.

Each Reorganization, if it is approved by shareholders and all conditions to the closing are satisfied, is expected to occur sometime in the third quarter of 2010, although any Reorganization may be delayed.

No action by shareholders of the CCM Funds is necessary at this time. Additional information, including a description of the applicable Reorganization and information about fees, expenses, risk factors and conditions to closing, will be provided to shareholders of each CCM Fund in a prospectus/proxy statement that is expected to be mailed in June 2010. The prospectus/proxy statement will provide information regarding the date, time and location of the special shareholders meeting at which the Reorganizations will be considered.

Managers is the investment manager and administrator to the Managers Family of Funds. Managers is an independently managed subsidiary of Affiliated Managers Group, Inc. (NYSE:AMG). As of March 31, 2010, the Managers Funds complex had 34 funds and approximately $8.3 billion under management.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of The Managers Funds or the New Funds, nor is it a solicitation of any proxy. To receive a free copy of the prospectus/proxy statement relating to the Reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the Reorganization has been filed with the Securities and Exchange Commission and has become effective, please call 1-800-498-5413. The prospectus/proxy statement will also be available free of charge on the Securities and Exchange Commission’s Web site (http://www.sec.gov). The prospectus/proxy statement will also contain information about persons who may be considered “participants” in the solicitation of CCM Fund shareholders. Please read the prospectus/proxy statement carefully before making any investment decisions.